Exhibit (d)(6)

INVESTMENT ADVISORY AGREEMENT ASSUMPTION AGREEMENT

For Excelsior Funds Trust

United States Trust Company of New York as Survivor

This assumption agreement (the “Agreement”) is effective as of the 16th day of December, 2005 (the “Effective Date”) by and between United States Trust Company of New York, a state chartered bank and trust company and a member bank of the Federal Reserve System (“UST-NY”), U.S. Trust Company, National Association, a national bank organized under the laws of the United States (“UST-NA”), and Excelsior Funds Trust, a Delaware business trust registered as an investment company under the Investment Company Act of 1940, as amended (the “Company”).

WHEREAS, U.S. Trust Company, UST-NY and the Company, on behalf of its portfolios listed in Appendix A (the “Funds”), are parties to investment advisory contracts relating to those Funds attached hereto as Exhibit A (the “Advisory Contracts”);

WHEREAS, pursuant to an Assumption Agreement dated June 1, 2003, UST-NA assumed U.S. Trust Company’s duties and obligations under the Advisory Contracts (the “June 1 Assumption Agreement”) as a result of a bank charter consolidation program among certain banking entities within the U.S. Trust Corporation complex;

WHEREAS, UST-NY and UST-NA are parties to a waiver agreement pursuant to which such parties have agreed to waive a portion of each of their respective advisory fees or to reimburse the Funds for a portion of the Funds’ expenses to the extent described therein (the “Waiver Agreement”);

WHEREAS, UST-NA and UST-NY wish to restructure the manner in which they provide investment advisory services to the Funds under the Advisory Contracts so as to deliver such services through UST-NY, which will perform all of the services formerly provided jointly by UST-NA and UST-NY under the Advisory Contracts to the Funds;

WHEREAS, UST-NY wishes to assume all of UST-NA’s duties, obligations, liabilities and rights under the Advisory Contracts and the Waiver Agreement and UST-NA wishes to assign and be discharged from its duties, obligations, liabilities and rights under the Advisory Contracts and Waiver Agreement; and

WHEREAS, U.S. Trust Corporation, the parent of UST-NA and UST-NY (“UST-Corp”), wishes to provide an indemnity to the Company for certain matters as described herein.

NOW, THEREFORE, based on the foregoing, the parties intending to be legally bound, agree as follows:

1.	Assumption. UST-NA hereby assigns to UST-NY and UST-NY hereby agrees to assume, as of the Effective Date, all of UST-NA’s obligations, liabilities and rights and agrees to perform all of UST-NA’s duties under the Advisory Contracts and the Waiver Agreement with respect to the Funds.

2.	Release. The Company hereby releases UST-NA, as of the Effective Date, from all of its duties, obligations, and liabilities under the Advisory Contracts and the Waiver Agreement with respect to the Funds and UST-NA hereby surrenders all of its rights under those agreements as of such date.

3.	Indemnity. UST-Corp. agrees to ensure that UST-NY will perform all of UST-NA’s duties and obligations under the Advisory Contracts and the Waiver Agreement with respect to the Funds and agrees to indemnify, defend and hold the Company harmless for any and all losses, liabilities, claims, actions or expenses resulting from or arising out of UST-NY’s performance of the duties and obligations assumed by it under the Advisory Contracts and the Waiver Agreement with respect to the Funds to the same extent that UST-NA would have been liable for its performance under the Advisory Contracts and Waiver Agreement.

UST-Corp. hereby waives any requirement that the Company exhaust any right or remedy or requirement to proceed or take any action against UST-NY or any other person or entity before exercising any right or remedy against UST-Corp. under this Agreement.

The obligations of UST-Corp. hereunder are absolute and unconditional. UST-Corp.’s indemnity shall be a continuing indemnity and shall continue in full force and effect indefinitely. The parties understand and agree that this indemnity is applicable only with respect to the Advisory Contracts and Waiver Agreement governing those Funds listed in Appendix A and shall not apply to any fund not listed in Appendix A, whether currently in existence or created hereafter, except to the extent that UST-Corp. has specifically agreed through a separate written contract to indemnify such funds not listed on Appendix A.

The parties also understand and agree that all persons contracting with or having any claim against the Company or a particular Fund shall look only to the assets of the Company or such Fund for payment under the contract or claim; and neither the Trustees nor any of the Company’s officers, employees or agents, whether past, present or future, shall be personally liable therefore.

4.	Representations. UST-NY and UST-NA hereby represent that after the assumption referred to above, the management personnel of UST-NY responsible for providing the investment advisory services to the Funds under the Advisory Contracts, including the portfolio managers and the supervisory personnel, will provide the same services for the Funds as are currently provided by officers or employers of UST-NY and UST-NA under the Advisory Contracts. Consequently, UST-NY believes that the assumption effected by this Agreement does not involve a change in actual control or actual management with respect to the investment advisers to the Funds.

5.	Headings and Captions. The document headings and captions contained herein are for ease of reference only, and shall not effect the meaning or interpretation of this Agreement.

6.	Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the      day of December, 2005.

UNITED STATES TRUST COMPANY OF NEW YORK

By:	/s/ Richard E. Brinkman
Name:	Richard E. Brinkman
Title:	Managing Director and Comptroller

U.S. TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Neil M. McDonnell
Name:	Neil M. McDonnell
Title:	SVP/CFO

EXCELSIOR FUNDS TRUST

By:	/s/ Mary Martinez
Name:	Mary Martinez
Title:

U.S. TRUST CORPORATION, for purposes of section 3 hereof only

By:	/s/ Richard E. Brinkman
Name:	Richard E. Brinkman
Title:	Managing Director and Comptroller

Exhibit A

Portfolio	Date of Advisory Contract
Income Fund	May 31, 2000, as amended on October 31, 2000, September 30, 2003 and March 15, 2004

Total Return Bond Fund	May 31, 2000, as amended on October 31, 2000, September 30, 2003 and March 15, 2004

Mid Cap Value and Restructuring Fund (formerly, the Mid Cap Value and the Value Equity Fund)	May 31, 2000, as amended on October 31, 2000, September 30, 2003 and March 15, 2004

International Equity Fund	May 31, 2000

High Yield Bond Fund	October 31, 2000, as amended on September 30, 2003 and March 15, 2004

Equity Income Fund	September 30, 2003, as amended on March 15, 2004

Equity Core Fund	March 15, 2004

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